OFFER TO PURCHASE FOR CASH
                          LIMITED PARTNERSHIP INTERESTS

                                       OF

                    ENSTAR INCOME/GROWTH PROGRAM SIX-B, L.P.
                          a Georgia Limited Partnership

                                       AT

                                $110.00 PER UNIT

                                       by


                      MADISON LIQUIDITY INVESTORS 104, LLC
                                (the "Purchaser")


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME,
                ON MARCH 5, 1999, UNLESS THE OFFER IS EXTENDED.

Madison Liquidity Investors 104, LLC (the "Purchaser")(1) hereby seeks to acquire limited partnership interests (the "Units") in Enstar Income/Growth Program Six-B, L.P., a Georgia limited partnership (the "Partnership"). The Purchaser hereby offers to purchase up to 3,625 Units at $110.00 per Unit (the "Purchase Price"), in cash, reduced by (i) the $25.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after February 5, 1999 (the "Offer Date"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer will expire at 5:00 p.m., Eastern Standard Time, on March 5, 1999 or such other date to which this Offer may be extended (the "Expiration Date"). The Units sought pursuant to the Offer represent 9.9% of the Units outstanding as of November 9, 1998. Neither Enstar Communications Corporation, the General Partner of Enstar Income/Growth Program Six-B, L.P. (the "General Partner"), nor Enstar Income/Growth Program Six-B, L.P., or their respective affiliates or subsidiaries are parties to this Offer.

Unitholders are urged to consider the following factors:

        - Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchaser may be less than the total amount which might otherwise be received by the Unitholder with respect to the Units over the remaining term of the Partnership. In this regard, Unitholders should note that due to problems in obtaining an adequate debt facility, the Partnership has announced the sale of its last remaining assets and has estimated that as a result of this proposed sale it may distribute between $220.00 and $230.00 for each Unit, although it cannot provide any assurance that the actual distribution may not vary from its estimate. Additionally, there can be no assurance that the announced sale of the remaining assets will be approved by Unitholders or that the proposed transaction will close in accordance with the proposed terms or in the expected time frame.

        - The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $110.00 per Unit, the Purchaser is motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units.

        - The net asset value of the Units, as disseminated by the General Partner, is $220.00 to $230.00 per Unit, which may be more than the Offer Price. However, the Purchaser believes that the net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. The General Partner estimates net asset value based on a hypothetical sale of all of the Partnership's assets, as of a hypothetical date, and the distribution to the Limited Partners and the General Partner of the gross proceeds of such sales, net of related indebtedness. Additionally, the net asset value estimate prepared by the General Partner does not take into account (i) future changes in market conditions, (ii) timing considerations or (iii) unforeseeable costs associated with winding up the Partnership.

        - Although not necessarily an indication of value, the $110.00 purchase price per Unit is approximately 21.9% lower than the $140.98 weighted average selling price for the Units (as adjusted for typical commissions), as reported by The Partnership Spectrum, an independent, third-party source. As further reported by The Partnership Spectrum during the two month period ended November 1998, there were 2 trades conducted representing an aggregate of 80 Units sold or transferred. Because the gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices, the Purchaser cannot, and does not, know whether the information compiled by The Partnership Spectrum is accurate or complete.

        - After the consummation of the Offer, and unless otherwise prohibited, the Purchaser will vote the Units acquired in the Offer in its own interest,

----------
        (1) For purposes of the applicable securities laws, the Purchaser's sole member and funding source, Madison/OHI Liquidity Investors, LLC ("Madison/OHI"), is a co-bidder to this Offer. As such, references in this Offer to the "bidder" may be deemed to include Madison/OHI. However, the purchaser of the Units will be Madison Liquidity Investors 104, LLC.

             which may be different from or in conflict with the interests of the remaining Unitholders.

        - In the event that a total of more than 3,625 Units are tendered, the Purchaser may accept only a portion of the Units tendered by a Unitholder on a pro rata basis.

        - The eventual transfer of all tendered Units is subject to the final approval of the Partnership or the General Partner and is subject to its discretion.

        The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with secondary market sales. Unitholders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchaser.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. A UNITHOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER.

The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence of any of the conditions specified in Section 14 of this Offer to Purchase, to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

FEBRUARY 5, 1999






IMPORTANT

Any Unitholder desiring to tender any Units should complete and sign the Agreement of Assignment and Transfer (a copy of which is printed on yellow paper and enclosed with this Offer to Purchase) in accordance with the instructions to the Agreement of Assignment and Transfer (see Instructions to Complete the Agreement of Assignment and Transfer) and mail or deliver an executed Agreement of Assignment and Transfer and any other required documents to Madison Liquidity Investors 104, LLC in care of its Tender Agent, Gemisys Tender Services (the "Tender Agent" or "Gemisys"), at the address set forth below.

MADISON LIQUIDITY INVESTORS 104, LLC
c/o Gemisys Tender Services
7103 South Revere Parkway
Englewood, Colorado 80112

Telephone: (303) 705-6390
Facsimile: (303) 705-6276 (No Agreements of Assignment and Transfer will be accepted by fax)

Questions or requests for assistance or additional copies of this Offer to Purchase or the Agreement of Assignment and Transfer may be directed to Madison Liquidity Investors 104, LLC in care of Gemisys at (303) 705-6390.

                                   ----------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF ASSIGNMENT AND TRANSFER. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                   ----------

The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission (the "SEC" or "Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at WWW.SEC.GOV, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchaser has or will be filing with the Commission a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
INTRODUCTION.................................................................. 1

TENDER OFFER
Section 1.   Terms of the Offer............................................... 3
Section 2.   Procedures for Tendering Units................................... 3
Section 3.   Acceptance for Payment and Payment for Units..................... 3
Section 4.   Proration........................................................ 4
Section 5.   Withdrawal Rights................................................ 4
Section 6.   Extension of Tender Period; Termination; Amendment............... 4
Section 7.   Certain Federal Income Tax Consequences.......................... 4
Section 8.   Effects of the Offer............................................. 5
Section 9.   Future Plans..................................................... 5
Section 10.  The Business of the Partnership.................................. 5
Section 11.  Conflicts of Interest............................................ 6
Section 12.  Certain Information Concerning the Purchaser..................... 6
Section 13   Source of Funds.................................................. 7
Section 14.  Conditions of the Offer.......................................... 7
Section 15.  Certain Legal Matters............................................ 8
Section 16.  Fees and Expenses................................................ 8
Section 17.  Miscellaneous.................................................... 8

Schedule I.  The Purchaser and Its Respective Principals...................... 9

To the Unitholders of Enstar Income/Growth Program Six-B, L.P.:

                                  INTRODUCTION

        The Purchaser hereby offers to purchase up to 3,625 of the outstanding units of limited partnership interest ("Units"), representing approximately 9.9% of the Units outstanding, in Enstar Income/Growth Program Six-B, L.P. (the "Partnership") at a purchase price of $110.00 per Unit, in cash, reduced by (i) the $25.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after February 5, 1999 (the "Offer Date"), upon the terms and subject to the conditions set forth in the Offer. The Offer will expire at 5:00 p.m., Eastern Standard Time, on March 5, 1999, or such other date to which this Offer may be extended (the "Expiration Date"). The Offer is not conditioned on any aggregate minimum number of Units being tendered. The transfer of all tendered Units is subject to the approval of the Partnership and/or the General Partner. Unitholders who tender their Units will not be obligated to pay any brokerage commissions in connection with the tender of Units.

        For further information concerning the Purchaser, see Section 12 below and Schedule "I".

Establishment of the Offer Price
--------------------------------

        The Purchaser has set the Offer Price at $110.00 per Unit, in cash, reduced by (i) the $25.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after February 5, 1999.

        The Purchaser established the Offer Price based on the General Partner's net asset value of $220.00 to $230.00 per Unit. The Purchaser examined the projected future cash flows as provided in the Partnership's filing of a Preliminary Proxy Statement filed as of November 9, 1998 the contracted sales amounts of the Partnership's assets and the working capital, as provided in the same reports. After conducting the above-described analysis, the Purchaser believes the General Partner's disclosed net asset value to be accurate and reasonable.

        The Purchaser applied a discount rate of 50-52.2% to the General Partner's estimated value of $220.00 to $230.00 per Unit. The Purchaser chose this discount rate based primarily on the motivation to establish the lowest price which might be acceptable to Unitholders consistent with the Purchaser's objectives. In addition, the Purchaser took into account the lack of liquidity, lack of control over the Partnership and certain tax considerations in applying this discount rate.

        The net asset value of the Units, as disseminated by the General Partner, is $220.00 to $230.00 per Unit, which may be more than the Offer Price. However, the Purchaser believes that the net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. The Purchaser does not propose that the Offer Price represents the fair market value of the Units.

        In the Partnership's Quarterly report on Form 10-Q for the quarter ended September 30, 1998 the Partnership reported (in part) as follows:

        [As] the Partnership [has] concluded that it is not able to obtain the appropriate amount of capital to make the necessary upgrades to its cable systems and initiated discussions with a business broker to sell the Partnership's cable systems. The Partnership subsequently engaged a business broker to solicit offers for its cable systems, but received only two preliminary offers (the "Initial Offers"), each of which excluded the Ivins, Utah and Fisk, Missouri cable systems and contained several potential purchase price adjustments and material closing contingencies. The Partnership concluded that it was not in the best interests of unitholders to accept either of the Initial Offers because, among other things, neither Initial Offer constituted an offer to purchase all of the cable systems, and each Initial Offer was subject to several potential purchase price adjustments and material closing conditions. Subsequent to the Partnership's receipt of the Initial Offers, the Partnership received an offer (the "Falcon Offer") from certain of its affiliates (the "Purchasers") to purchase all of the Partnership's cable systems for $10,473,200 in cash. The Falcon Offer includes a price for the Villa Rica cable system which exceeds the highest of the Initial Offers by approximately 2.5%, contains no potential purchase price adjustments and only limited closing conditions. After the Partnership received the Falcon Offer, the Partnership received an additional offer solely for the Fisk, Missouri cable system (the "Fisk Offer"). The Partnership concluded that it was not in the best interests of the unitholders to accept the Fisk Offer because, among other things, the Fisk Offer did not constitute an offer to purchase all of the cable systems, and the Falcon Offer includes a price for the Fisk, Missouri cable system that exceeds the Fisk Offer by approximately 15%.

        The General Partner believes that accepting the Falcon Offer is in the best interests of the Partnership and the unitholders. Accordingly, the Partnership and the Purchasers entered into an Asset Purchase Agreement (the "Purchase Agreement") dated November 6, 1998, for the purchase and sale of all of the Partnership's assets, subject to limited partner approval as discussed below. If the sale is consummated, the General Partner will make one or more liquidating distributions to the partners and, after providing for the payment of the Partnership's obligations, cause the Partnership to dissolve and be liquidated. After repayment of the Partnership's existing obligations, the Partnership presently estimates that liquidating distributions to unitholders would total between $220 and $230 per unit, less applicable taxes, if any. The sale will require the holders of at least a majority of the Partnership's limited partnership units to consent to the sale, to certain amendments to the Partnership's partnership agreement and to the liquidation.

        As the Purchaser has had no access to the books and records of the Partnership, it has based its analysis upon publicly available information and its own investigation and analysis. The Offer Price is not the result of arm's length negotiations between the Purchaser and the Partnership.

        The Offer Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

Additional Factors to Consider When Tendering
---------------------------------------------

        The Purchaser believes that the following are potentially beneficial aspects of the Offer that should be considered when deciding whether or not to tender Units:

        - Although the Partnership has announced its intentions to sell its last remaining cable systems, it cannot provide any assurance that the actual distribution may not vary from its estimate. Additionally, there can be no assurance that the announced sale of the remaining systems will be approved by Unitholders or that the proposed transactions will close in accordance with the proposed terms or in the expected time frame.

        - In its November 9, 1998 Preliminary Proxy Statement, the Partnership reports that it has entered into an Asset Purchase Agreement (the "Purchase Agreement") dated as of November 6, 1998, pursuant to which Falcon Cablevision and Falcon Telecable agreed to purchase from the Partnership, and the Partnership has agreed to sell to Falcon Cablevision and Falcon Telecable, all of the assets of the Partnership. The Partnership further states that the Purchase Agreement is dependent upon many conditions, including (i) obtaining the requisite consents from the Unitholders, (ii) amending the Limited Partnership Agreement to permit the sale of the Assets to an affiliate of the General Partner, and (iii) the requisite consents of regulatory authorities to transfer the assets to Falcon Cablevision and Falcon Telecable. As a result of these conditions and regardless of whether or not they are eventually met and the sale consummated, distributions to Unitholders may be delayed.

        - If a majority of the Unitholders do not vote in favor of the sale of the Partnership's Systems or the necessary regulatory approval is not granted, the Partnership would not be able to consummate the sale on the terms described in the November 9, 1998 preliminary proxy statement. In this preliminary proxy statement the Partnership reports that "risks inherent in the ownership of its cable systems, include, among other things, the risk that the Partnership may be unable to obtain funding to complete the upgrades required for its franchise agreements and the loss of valuable cable franchises that may occur if such upgrades are not completed, the uncertainty of legislative and regulatory changes, and the rapid developments in the competitive environment facing cable television operators." These risks may have an adverse impact on the timing and amount of future distributions made to Unitholders by the Partnership.

        - For Unitholders who sell their Units in accordance with this Offer, 1999 will be the final year for which you receive a K-1 Tax Form from the Partnership assuming that the transfer of your Units is effectuated by the General Partner in 1999. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned.

        - The decision to accept the Offer eliminates the potential uncertainty related to waiting for future distributions of sales and final liquidation proceeds. Furthermore, by selling the Units for cash now, the Unitholder would enjoy the ability to redeploy investment assets into alternative and potentially more liquid investments.

        - The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with secondary market sales. Unitholders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchaser.

General Background Information
------------------------------

        Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partner, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission. The Purchaser expressly disclaims any responsibility for the information included in these filed reports and extracted in this discussion.

        According to publicly available information, as reported in the Partnership's Preliminary Proxy Statement dated as of November 9, 1998, there were 36,626 Units issued and outstanding which are held by approximately 1,010 Unitholders. Certain affiliates of the Purchaser currently beneficially own an aggregate of 1,801 or approximately 4.9% of the outstanding Units (see Section 12 of the Tender Offer - "Certain Information Concerning the Purchaser" below).

        Tendering Unitholders will not be obligated to pay brokerage fees or commissions on the sale of the Units to the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses incurred in connection with the Offer with the exception of the transfer fees that will be paid by the Unitholder via a reduction in the proceeds from the sale of the Units. The Purchaser desires to purchase all of the Units tendered by each Unitholder, up to 9.9% of the total outstanding Units and subject to Proration, when applicable, except where otherwise prohibited. (See Section 4 to the Tender Offer-"Proration" below).

        IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER INCREASES THE CONSIDERATION OFFERED TO UNITHOLDERS PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION WILL BE PAID WITH RESPECT TO ALL UNITS THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH UNITS WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

        UNITHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE ACCOMPANYING AGREEMENT OF ASSIGNMENT AND TRANSFER CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

                                  TENDER OFFER

SECTION 1. TERMS OF THE OFFER.

        Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 5 of this Offer to Purchase. The term "Expiration Date" shall mean 5:00 p.m., Eastern Standard Time, on MARCH 5, 1999, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

        The Offer is conditioned on satisfaction of certain conditions. (See
Section 14, which sets forth in full the conditions of the Offer.) The Purchaser reserves the right (but shall not be obligated), in its sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with the applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.

SECTION 2. PROCEDURES FOR TENDERING UNITS.

VALID TENDER. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Assignment and Transfer (a copy of which is enclosed and printed on yellow paper) with any other documents required by the Agreement of Assignment and Transfer, or instructions thereto, must be received by the Purchaser in care of its Tender Agent at its address, Madison Liquidity Investors 104, LLC c/o Gemisys Tender Services, 7103 South Revere Parkway, Englewood, Colorado 80112 on or prior to the Expiration Date. A Unitholder may tender any or all Units owned by such Unitholder.

        In order for a tendering Unitholder to participate in the Offer, the Unitholder must complete, in its entirety, the following documents that accompany this Offer to Purchase:

        (1)  The Agreement of Assignment and Transfer; and
        (2) Any other applicable documents included herewith or in the Instructions to Complete the Agreement of Assignment and Transfer.

        IN ORDER FOR A TENDERING UNITHOLDER TO PARTICIPATE IN THE OFFER, UNITS MUST BE VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE, WHICH IS 5:00 P.M., EASTERN STANDARD TIME, ON MARCH 5, 1999, OR SUCH DATE TO WHICH THE OFFER MAY BE EXTENDED.

        THE METHOD OF DELIVERY OF THE AGREEMENT OF ASSIGNMENT AND TRANSFER AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING UNITHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE TENDER AGENT.

BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unitholder must provide the Tender Agent with such Unitholder's correct taxpayer identification number ("TIN") or Social Security Number and make certain certifications that such Unitholder is not subject to backup federal income tax withholding. EACH TENDERING UNITHOLDER MUST INSERT IN THE AGREEMENT OF ASSIGNMENT AND TRANSFER THE UNITHOLDER'S TAXPAYER IDENTIFICATION NUMBER OR SOCIAL SECURITY NUMBER IN THE SPACE PROVIDED ON THE SIGNATURE PAGE TO THE AGREEMENT OF ASSIGNMENT AND TRANSFER. THE AGREEMENT OF ASSIGNMENT AND TRANSFER ALSO INCLUDES A SUBSTITUTE FORM W-9, WHICH CONTAINS THE CERTIFICATIONS REFERRED TO ABOVE. (SEE THE INSTRUCTIONS TO THE AGREEMENT OF ASSIGNMENT AND TRANSFER AND THE ACCOMPANYING TAX CERTIFICATION PAGE).

FIRPTA WITHHOLDING. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unitholder must complete the FIRPTA Affidavit included in the Agreement of Assignment and Transfer certifying such Unitholder's TIN or Social Security Number and address and that the Unitholder is not a foreign person. (See the Instructions to the Agreement of Assignment and Transfer and Section 7-"Certain Federal Income Tax Consequences").

OTHER REQUIREMENTS. By executing an Agreement of Assignment and Transfer as set forth above, a tendering Unitholder irrevocably appoints the designees of the Purchaser as such Unitholder's proxy, in the manner set forth in the Agreement of Assignment and Transfer, each with full power of substitution, to the full extent of such Unitholder's rights with respect to the Units tendered by such Unitholder and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment and has received confirmation from the General Partner that the Units have been transferred. Upon such acceptance for payment and confirmation from the General Partner of the transfer, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchaser will, with respect to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise. In addition, by executing an Agreement of Assignment and Transfer, and not otherwise timely withdrawing pursuant to the provisions of Section 5 herein, a Unitholder also assigns to the Purchaser all of the Unitholder's rights to receive distributions from the Partnership with respect to the Units which are accepted for payment and purchased pursuant to the Offer, including those cash distributions made on or after the Offer Date-February 5, 1999.

DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION
TO GIVE NOTICE OF Defects........All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. THE PURCHASER RESERVES THE ABSOLUTE RIGHT TO REJECT ANY OR ALL TENDERS IF NOT IN PROPER FORM OR IF THE ACCEPTANCE OF, OR PAYMENT FOR, THE UNITS TENDERED MAY, IN THE OPINION OF THE PURCHASER'S COUNSEL, BE UNLAWFUL. The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchaser's interpretation of the terms and conditions of the Offer (including the Agreement of Assignment and Transfer and the Instructions thereto) will be final and binding. Neither the Purchaser, the Tender Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

        A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering Unitholder's representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Units complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder will actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchaser believes it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unitholder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as a facsimile delivery of the Agreement of Assignment and Transfer).

SECTION 3. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 5, as promptly as practicable following the Expiration Date. The tendering Unitholders will be paid promptly following (i) receipt of a valid, properly and fully executed Agreement of Assignment and Transfer and (ii) receipt by the

Purchaser of the Partnership's confirmation that the transfer of Units have been effectuated, subject to Section 4 ("Proration") of this Offer to Purchase. The Tender Agent will issue payment only to the Unitholder of record and payment will be forwarded only to the address listed on the Agreement of Assignment and Transfer.

        For purposes of the Offer, the Purchaser shall be deemed to have been accepted for payment (and thereby purchased) tendered Units when the Purchaser is in receipt of the Partnership's confirmation that the transfer of Units has been effectuated. Upon the terms and subject to the conditions of the Offer, payment for the Units purchased pursuant to the Offer will in all cases be made by the Tender Agent.

        UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

        If any tendered Units are not purchased for any reason, the Agreement of Assignment and Transfer with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for the Units tendered pursuant to the Offer, then without prejudice to the Purchaser's rights under Section 14 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Tender Agent may, nevertheless, on behalf of the Purchaser, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 5.

        If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

        Unless otherwise prohibited, the Purchaser reserves the right to transfer or assign, in whole or from time to time in part, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

SECTION 4. PRORATION.

        If not more than 3,625 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and conditions of the Offer and subject to the approval of the Partnership and/or the General Partner, will accept for payment all such Units so tendered.

        If more than 3,625 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and conditions of the Offer and subject to the approval of the Partnership and/or the General Partner, will accept for payment and pay for an aggregate of 3,625 Units so tendered, pro rata according to the number of Units validly tendered by each Limited Partner and not properly withdrawn on or prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units and purchases that may otherwise violate the Partnership's Limited Partnership Agreement, where applicable.

        In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will forward payment together with a notice explaining the final results of the proration as soon as practicable. The Purchaser will not pay for any Units tendered until after the final proration factor has been determined.

SECTION 5. WITHDRAWAL RIGHTS.

        Except as otherwise provided in this Section 5, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.

        For withdrawal to be effective, a written notice of withdrawal must be timely received by the Tender Agent (i.e. a valid notice of withdrawal must be received after February 5, 1999 but on or before March 5, 1999 or such other date to which this Offer may be extended) at the address set forth in the attached Agreement of Assignment and Transfer. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Agreement of Assignment and Transfer and must also contain a Medallion Signature Guarantee.

        If purchase of, or payment for, Units is delayed for any reason, or if the Purchaser is unable to purchase or pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Tender Agent on behalf of the Purchaser and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 5, subject to Rule 14e-1(c) under the Exchange Act, which provides, in part, that no person who makes a tender offer shall fail to pay the consideration offered or return the securities (i.e. Units) deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser, the Tender Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

        Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 2 at any time prior to the Expiration Date.

SECTION 6. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

        The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 14, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving written notice, of such termination to the Tender Agent, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving written notice of such amendment to the Tender Agent. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchaser may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer or any other material changes in the terms of the Offer.

        If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Tender Agent may retain tendered Units on behalf of the Purchaser, and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 5. However, the ability of the Purchaser to delay payment for Units that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchaser pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

        If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

SECTION 7. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

        THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNITHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unitholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or "S Corporations") may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "I.R.C." or "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNITHOLDER TENDERING UNITS SHOULD CONSULT SUCH UNITHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

        The following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

GAIN OR LOSS. A taxable Unitholder will recognize a gain or loss on the sale of such Unitholder's Units in an amount equal to the difference between (i) the amount realized by such Unitholder on the sale and (ii) such Unitholder's adjusted tax basis in the Units sold. The amount realized by a Unitholder will include the Unitholder's share of the Partnership's liabilities, if any (as determined under I.R.C. ss.752 and the regulations thereunder). If the Unitholder is a corporation and reports a loss on the sale, such loss generally could not be currently deducted by such Unitholder except against such Unitholder's capital gains from such other investments. If the Unitholder is an individual and reports a loss on the sale, such loss generally could not be deducted by such Unitholder except against such Unitholder's capital gains from such other investments and up to $3,000 in the aggregate against ordinary income. Assuming the activities engaged in by the Partnership constitute passive activities as defined in I.R.C. ss.469, such loss would be treated as a passive activity loss. (See "Suspended 'Passive Activity Losses'" below.) The adjusted tax basis in the Units of a Unitholder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) EACH UNITHOLDER WHO PLANS TO TENDER HEREUNDER SHOULD CONSULT WITH THE UNITHOLDER'S OWN TAX ADVISOR AS TO THE UNITHOLDER'S ADJUSTED TAX BASIS IN THE UNITHOLDER'S UNITS AND THE RESULTING TAX CONSEQUENCES OF A SALE.

        If any portion of the amount realized by a Unitholder is attributable to such Unitholder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in I.R.C. ss.751, a corresponding portion of such Unitholder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of I.R.C. ss.751 may result in a Unitholder's recognizing ordinary income with respect to the portion of the Unitholder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

        A tax-exempt Unitholder (other than an organization described in I.R.C. ss.501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unitholder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

PARTNERSHIP ALLOCATIONS IN YEAR OF SALE. A tendering Unitholder will be allocated the Unitholder's pro rata share of the annual taxable income and losses from the Partnership, in accordance with the terms and conditions of the Partnership Agreement, with respect to the Units sold for the period through the date of sale, even though such Unitholder will assign to the Purchaser his, her or its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unitholder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unitholder on the sale of the Units.

POSSIBLE TAX TERMINATION. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. If so, the Partnership will be treated as having made a liquidating distribution of an undivided interest in all of its assets to the Unitholders, in proportion to their respective interests in the Partnership's properties, the partners of the Partnership after consummation of the Offer (i.e., the non-tendering Unitholders and the Purchaser) would be treated as having recontributed their interests in Partnership assets to a new Partnership, and the capital accounts of all partners would be restated. A Unitholder would recognize gain on the liquidating distribution only to the extent that the amount of cash deemed distributed to the Unitholder exceeded the Unitholder's basis in the Units. Depending on the Unitholders' basis in their Units and the Partnership's tax basis in its property, a tax termination could affect, perhaps adversely, the amount of depreciation deductions reported by the Partnership for the period following the date of such termination. A tax termination of the Partnership also could have the adverse effect on Unitholders whose tax year is not the calendar year, of the inclusion of more than one year of Partnership tax items in one tax return of such Unitholders, resulting in a "bunching" of income or deductions. In addition, a tax termination could have the adverse effect on non-tendering Unitholders who subsequently dispose of their Units at a gain of requiring them to treat a greater portion of such gain as ordinary income (due to the application of I.R.C. ss.735) than would otherwise be required absent a tax termination of the Partnership.

SUSPENDED "PASSIVE ACTIVITY LOSSES". A Unitholder who sells all of the Unitholder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. If it is determined that the Partnership is engaged in activities that are defined by I.R.C. ss.469 as "passive activities", the ability of a Unitholder, as a limited partner of the Partnership, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership is limited. Upon sale of all of the Unitholder's Units, such Unitholder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unitholder's Units and then against any other net income or gain from all other passive activities and then against any non-passive income.

FOREIGN UNITHOLDERS. Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under I.R.C. ss.1445, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unitholder from the purchase price payment to be made to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Tax Certification certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

SECTION 8. EFFECTS OF THE OFFER.

EFFECT ON TRADING MARKET. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units on any secondary market.

VOTING POWER OF PURCHASER. Depending on the number of Units acquired by the Purchaser pursuant to the Offer, the Purchaser may have the ability to exert certain influence on matters subject to the vote of Unitholders, unless otherwise prohibited.

        The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders.

SECTION 9. FUTURE PLANS.

        Following the completion of the Offer, the Purchaser, or its affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.

        The Purchaser is acquiring the Units pursuant to the Offer solely for investment purposes. Although the Purchaser has no present intention to seek control of the Partnership or to change the management or operations of the Partnership, the Purchaser reserves the right, at an appropriate time, to exercise its rights as a limited partner, unless otherwise prohibited, to vote on matters subject to a limited partner vote, including a vote to cause the sale of the Partnership's remaining property and the liquidation and dissolution of the Partnership.

SECTION 10. THE BUSINESS OF THE PARTNERSHIP.

        Enstar Income/Growth Program Six-B, L.P., a Georgia limited partnership (the "Partnership"), is engaged in the ownership, operation and development, and, when appropriate, sale or other disposition, of cable television systems in small to medium-sized communities. The partnership was formed on September 23, 1987. The general partner of the Partnership is Enstar Communications Corporation, a Georgia corporation (the "General Partner"). On September 30, 1988, ownership of the General Partner was acquired by Falcon Cablevision, a California limited partnership that has been engaged in the ownership and operation of cable television systems since 1984 ("Falcon Cablevision"). The general partner of Falcon Cablevision is Falcon Holding Group, L.P. ("FHGLP"), which provides certain management services to the Partnership. The general partner of FHGLP is Falcon Holding Group, Inc., a California corporation ("FHGI"). The General Partner, FHGLP and affiliated companies are responsible for the day to day management of the Partnership and its operations.

        The Partnership began its cable television business operations in January 1990 with the acquisition of a small cable television system providing service to approximately 200 customers in the city of Ivins, Utah. During 1990, the Partnership expanded its cable operations by acquiring certain cable television systems providing service to customers in and around the municipalities of Fisk, Missouri and Villa Rica, Georgia. As of December 31, 1997, the Partnership served approximately 7,200 basic subscribers. The Partnership does not expect to make any additional material acquisitions during the remaining term of the Partnership.

        The principal executive offices of the Partnership, the General Partner and FHGLP are located at 10900 Wilshire Boulevard, 15th Floor, Los Angeles, California 90024, and their telephone number is (310) 824-9990.

        Additional information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available on the Commission's EDGAR system, at its internet website at WWW.SEC.GOV, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchaser expressly disclaims any responsibility for the information included in such reports and extracted in this discussion.

        For additional information, please see the discussion above under Introduction- "Establishment of the Offer Price."

Selected Financial Data. Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997. The financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Securities and Exchange Commission and the financial statements and related notes contained therein. The Purchaser expressly disclaims any responsibility for the information contained in these filed reports and extracted in this discussion.

        The following table sets forth in comparative tabular form a summary of selected financial data for each of the Partnership's last five full years:

For the Years Ended December 31
-------------------------------------
(In Dollars, Except per Unit Amounts)
                                                1997           1996           1995           1994          1993
                                           -----------------------------------------------------------------------
Revenues                                   $ 2,917,600    $ 2,524,700    $ 2,211,900    $ 2,007,800    $ 1,797,000
Cost and Expenses                           (1,675,100)    (1,461,100)    (1,291,200)    (1,293,600)    (1,167,800)
Depreciation and Amortization               (1,118,800)    (1,054,200)      (976,400)    (1,004,200)      (915,200)
Operating Income (Loss)                        123,700          9,400        (55,700)      (290,000)      (286,000)

Interest Expense                              (140,800)      (147,700)      (195,400)      (161,300)      (150,500)
Interest Income                                 11,600          8,000          4,300          1,500          5,200
Net Income/(Loss)                               (5,500)      (130,300)      (246,800)      (449,800)      (431,300)

Distributions to Partners                         --             --             --          259,000        443,900

Per Unit of Limited Partnership Interest:
  Net Income (Loss)                              (0.15)         (3.52)         (6.67)        (12.16)        (11.66)
  Distributions                                   --                 -           -             7.00          12.00

Other Operating Data:
  Net Cash Provided by Operating
    Activities                               1,379,800        957,000        408,700        532,900        495,600
  Net Cash Used in Investing
    Activities                                (604,800)      (700,100)      (548,100)      (447,900)      (582,500)
  Net Cash Used in
    Financing Activities                      (823,700)        56,800        (13,900)       (47,900)       165,300
  EBITDA                                     1,242,500      1,063,600        920,700        714,200         629,200
  EBITDA to Revenues                              42.6%          42.1%          41.6%          35.6%           5.0%
  Total Debt to EBITDA                             1.4x           1.2x           1.8x           2.7x          3.2x
  Capital Expenditures                         577,200        673,300        526,700        438,400        578,500

General Partner's Deficit                      (37,300)       (37,200)       (35,900)       (33,400)       (26,300)
Limited Partners' Capital                    3,575,200      3,580,600      3,709,600      3,953,900      4,655,600
Total Assets                                 5,894,700      6,656,500      6,785,700      7,027,700      7,539,800
Total Debt                                   1,750,000      1,288,400      1,630,700      1,907,500      2,013,200

SECTION 11. CONFLICTS OF INTEREST.

        It is the Purchaser's belief that other than the 1,801 Units currently held by the Purchaser and/or its affiliates as a limited partner, there is no conflict of interest between the Purchaser and the Partnership or the General Partner.

        At this time, both the Partnership and the Purchaser have retained the services of the Gemisys Corporation to perform administrative services. However, due to the unique, separate and administrative nature of the work performed by the Gemisys Corporation for both the Purchaser and the Partnership, it is the Purchaser's belief that this relationship should have no impact on this Offer.

SECTION 12. CERTAIN INFORMATION CONCERNING THE PURCHASER.

        The Purchaser is Madison Liquidity Investors 104, LLC, a limited liability company organized under the laws of the State of Delaware. For information concerning the Purchaser and its principals, please refer to Schedule "I" attached hereto. The principal business of the Purchaser is investment in securities, particularly limited partnership securities. The principal business address of the Purchaser is P.O. Box 7461, Incline Village, Nevada 89452.

        The Purchaser has made binding commitments to contribute and has available sufficient amounts of liquid capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchaser. The Purchaser is not a public company and has not prepared audited financial statements. The Purchaser, its principals, owners and members have an aggregate net worth in excess of $5 million, including net liquid assets of more than $1 million.

        As of the date of this Offer, Madison Partnership Liquidity Investors 36, LLC and Gramercy Park Investments, LP, affiliates of the Purchaser, owned a total of 1,801 Units, or approximately 4.9% of the outstanding Units of the Partnership. These Units were acquired during 1997 and 1998 all through unregistered tender offers and secondary market purchases at prices ranging from $35.00 per Unit to $40.50 per Unit. In consideration of the limited and inefficient nature of the market for the Units, the Purchaser does not believe that the prices paid for previously acquired Units should be relied upon as a complete and accurate representation as to the current fair market value of the Units.

        Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser, beneficially owns or has a right to acquire any Units, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) except as set forth in Section 15 of this Offer to Purchase ("Certain Legal Matters"), neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Purchaser or, to the best knowledge of the Purchaser, the persons listed on Schedule "I", or any affiliate of the Purchaser on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser any affiliate of the Purchaser on the one hand, the persons listed on Schedule "I", and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

        Set forth below is certain unaudited financial information with respect to the Purchaser's sole member and funding source, Madison/OHI Liquidity Investors, LLC ("Madison/OHI").

                      CONSOLIDATED BALANCE SHEET
                           NOVEMBER 30, 1998

                            ASSETS

        Cash                                                 $  459,290
        Investment in limited partnerships                    2,092,152
        Other Assets                                             29,004
                                                             ----------
        TOTAL ASSETS                                         $2,580,446
                                                             ==========

                            LIABILITIES AND MEMBERS' EQUITY

        LIABILITIES:
        Accounts payable and accrued expenses                $  227,859
        Notes payable                                         1,048,825
        Advances from affiliates                              1,149,201
                                                             ----------
                 Total Liabilities                           $2,425,885

        MEMBERS' EQUITY                                         154,561
                                                             ----------
        TOTAL LIABILITIES AND MEMBERS' EQUITY                $2,580,446
                                                             ==========

On October 2, 1998, Madison/OHI entered into a revolving credit facility with a lender to finance its investment operations. The revolving credit facility is committed through September 30, 2005 and it allows for maximum borrowings of $30,000,000 through October 20, 2003 and $25,000,000 after this date. Borrowings under the credit facility are collateralized by the Company's investments and eight percent of the total borrowings are guaranteed by the personal guarantees of the Company's members.

Borrowing under the credit facility accrues interest at rates of up to sixteen percent per annum simple interest (or of fifteen percent per annum simple interest for borrowings financing designated investments). Principal advances and accrued interest are repayable from the proceeds of the liquidation or sale of the investments following liquidation or sale events. In addition, a portion of the total accrued interest is payable quarterly at the rate of 9% per annum simple interest. Such quarterly interest payments are due in cash for designated investments and the required payments may be financed with an additional principal advance by the lender for the other designated investments.

Additional proceeds of sales or liquidations of the investments are required to be placed in a cash collateral account which will be equal to ten percent of the unpaid balance of the loan.

Total interest expense incurred for the period ended November 30, 1998 was $18,698. There were no cash payments for interest expense during this period.

SECTION 13. SOURCE OF FUNDS.

        The Purchaser expects that approximately $398,750.00 would be required to purchase up to the 3,625 Unit maximum of the outstanding Units, if tendered, and an additional $100,000.00 may be required to pay related fees and expenses. The Purchaser anticipates funding all of the purchase price and related expenses through existing equity sources and/or borrowing facilities. It is expected that the Purchaser will obtain its funding from its sole member, Madison/OHI, which in turn has represented that it intends to utilize its existing capital sources. The Offer is not contingent on obtaining financing.

        The following is a summary description of the existing credit facility (the "Facility") provided for the benefit of the Purchaser, pursuant to the Loan Agreement, dated as of October 2, 1998 (the "Loan Agreement"), among Madison/OHI Liquidity Investors, LLC, as borrower, and Omega Healthcare Investors, Inc., as the lender (the "Lender"). This summary description does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, a copy of which has been filed as an exhibit to the Purchaser's Tender Offer Statement on Schedule 14D-1 filed with the Commission.

        Pursuant to the Loan Agreement, the Lender has made available to the Purchaser a revolving credit facility of up to $30 million at any one time outstanding, which amount is reduced to $25 million after the fifth (5th) anniversary of the first funding date, October 20, 2003. Loans under the Facility (the "Loans") may be utilized to finance certain permitted investments. The Facility matures on the earlier of the seventh (7th) anniversary of the first funding date, October 20, 2005, or the date upon which the Lender duly accelerates the due date of all unpaid principal and interest owed by the Borrower to the Lender.

        Loans bear interest, at rates ranging from 9% per annum to 16% per annum, based on various classifications made under the Loan Agreement. As of the date hereof, the Purchaser currently has made three draw downs aggregating $4.1 million under the Facility.

        The Purchaser is obligated to pay a fee on the unused portion of the Facility. Such unused fee is payable quarterly in arrears and calculated based on the actual number of days elapsed over a 365 day period. The quarterly unused fee is required to be paid in an amount equal to twenty-five percent (25%) of the product obtained by multiplying (a) one-eighth (1/8) of one (1) percent (i.e. 12-1/2 basis points) by (b) the amount by which $30 million exceeds the average outstanding principal balance of the Loan during the three (3) month period beginning December 1, 1998 and ending February 28, 1999, and each successive quarter thereafter until the Lender is no longer obligated to make advances on the Loan pursuant to the Loan Agreement.

        The Loans are subject to mandatory prepayment only to the extent that the aggregate outstanding principal amount of the Loans on any day exceeds the amount of the Facility then in effect. Voluntary prepayments of the Loans and voluntary reductions of the Facility are permitted, in whole or in part, at the option of the Purchaser in minimum principal amounts, without premium or penalty, subject to reimbursement of certain of the Lender's costs under certain conditions.

        The Purchaser's obligations under the Facility have been guaranteed by limited personal guarantees of the managing directors of the Purchaser, Bryan E. Gordon and Ronald M. Dickerman.

        The Facility contains representations and warranties, conditions precedent, covenants, events of default and other provisions customarily found in similar transactions.

SECTION 14. CONDITIONS OF THE OFFER.

        Notwithstanding any other terms of the Offer, the Purchaser shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained on or before the Expiration Date.

        The Purchaser shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

        (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders,
(iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, tax status, operations, results of operations or prospects of the Purchaser or the Partnership;

        (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) of paragraph (a) above;

        (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, tax status, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or may have a material adverse effect on the value of the Units;

        (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer a material acceleration or worsening thereof;

        (e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Section 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units; or

        (f) any developments that would substantially impair or encumber those benefits that the Purchaser is attempting to achieve in this Tender Offer.

        The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any termination by the Purchaser concerning the events described above will be final and binding upon all parties.

SECTION 15. CERTAIN LEGAL MATTERS.

GENERAL. Except as set forth in this Section 15, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.

        In its annual filing on Form 10-K for the year ended December 31, 1997, the Partnership has disclosed that it is periodically a party to various legal proceedings, however, it does not believe that these proceedings, either individually or collectively, will have a material adverse effect on the financial condition of the Partnership.

ANTITRUST. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

MARGIN REQUIREMENTS. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

STATE TAKEOVER LAWS. A number of states have adopted anti-takeover laws which purport, to various degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchaser, therefore, does not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

        Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase or pay for any Units tendered.

SECTION 16. FEES AND EXPENSES.

        The Purchaser has retained Gemisys Tender Services, to act as the Purchaser's Tender Agent. The Purchaser will pay Gemisys reasonable and customary compensation for its services in connection with the Offer and will indemnify Gemisys against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Except as otherwise set forth herein, the Purchaser will also pay all costs and expenses of printing, publication and mailing of the Offer.

SECTION 17. MISCELLANEOUS.

        THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

        No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Agreement of Assignment and Transfer and, if given or made, such information or representation must not be relied upon as having been authorized.

FEBRUARY 5, 1999

MADISON LIQUIDITY INVESTORS 104, LLC
MADISON/OHI LIQUIDITY INVESTORS, LLC

                                   SCHEDULE I

                   THE PURCHASER AND ITS RESPECTIVE PRINCIPALS

MADISON LIQUIDITY INVESTORS 104, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman that was organized for the purpose of acquiring Units in the Partnership as well as Units in certain other partnerships, some of which are also sponsored by the Partnership's General Partner. The Purchaser's sole member is Madison/OHI which is an affiliate of The Madison Avenue Capital Group LLC (all three entities may collectively be referred to as "Madison"). The names of the managing directors of the Purchaser, Madison/OHI and The Madison Avenue Capital Group, LLC and their principal occupations and five year employment histories are set forth below. Each individual is a citizen of the United States. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

MADISON/OHI LIQUIDITY INVESTORS, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman, both of whom are managing directors of the limited liability company. Madison/OHI is the sole member of the Purchaser and, as further described in Section 13 to this Offer to Purchase, is the primary funding source for the Offer. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

THE MADISON AVENUE CAPITAL GROUP, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M. Dickerman. Madison is an investment management boutique with a value investing philosophy. Madison invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. Madison and its affiliates have over $270 million in committed capital. To date, over 45,000 limited partners nationwide in over 250 limited partnerships have sold their units to Madison and its affiliates. The business address of Madison is P.O. Box 7461, Incline Village, Nevada 89452.

BRYAN E. GORDON is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in January 1995, Mr. Gordon had 13 years of experience in the investment banking and management consulting fields, with an emphasis on real estate and corporate finance. Mr. Gordon has extensive experience with equity and debt financings, mergers and acquisitions, roll-up and formation transactions, and restructurings of limited partnerships, REITs, corporations and joint ventures. Mr. Gordon's experience includes: seven years in the Real Estate and Partnership Finance Groups at Smith Barney, Inc.; two years in the Investment Banking Division of Bear, Stearns & Co. Inc.; one year in the Real Estate and Partnership Finance Group at EF Hutton & Company; and three years in management consulting with Tillinghast/Towers, Perrin, Foster & Crosby. Mr. Gordon earned an MBA from Columbia University's Graduate School of Business and a BSE from the Wharton School of the University of Pennsylvania.

RONALD M. DICKERMAN is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in January 1995, Mr. Dickerman had 14 years of experience in the analysis, acquisition, financing, management, and disposition of income-producing real estate. In 1991, Mr. Dickerman founded First Equity Realty Corp., a real estate investment firm specializing in the acquisition of multi-family properties from financial institutions, utilizing a value-added approach. From 1987-1991, Mr. Dickerman was an investment banker in the Partnership Finance Group of Smith Barney, Harris, Upham & Co., Inc. His responsibilities included the origination, analysis, structuring, acquisition, asset management, disposition and marketing of real estate and other limited partnerships. Mr. Dickerman earned an MBA from Columbia University's Graduate School of Business and a BA from Tufts University.